UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-35755

Delta Technology Holdings Limited

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Results of Operations and Financial Condition

Following are the unaudited financial results for the six months ended December 31, 2017, 2016 and 2015 of Delta Technology Holdings Limited.

DELTA TECHNOLOGY HOLDINGS LIMITED

F-1

DELTA TECHNOLOGY HOLDINGS LIMITED

CONDENSED Consolidated BALANCE SHEETS

AS AT December 31, 2017 and JUNE 30, 2017

	December 31, 2017	June 30, 2017
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$219,586	$44,284
Restricted cash	-	13,276
Trade and other receivables	78,262,710	81,327,991
Inventories	5,259,262	5,282,737
	$83,741,558	$86,668,288
Non-current assets
Property, plant and equipment, net	$48,126,109	$46,608,189
Land use rights	2,144,088	2,032,547
Deferred tax assets	866,193	610,473
	$51,136,390	$49,251,209

Total assets	$134,877,948	$135,919,497

LIABILITIES
Current liabilities
Trade and other payables	$16,927,818	$13,131,216
Advances from customers	3,656,339	4,423,090
Bank borrowings	70,639,407	66,414,123
Income tax payables	199,917	187,261
Deferred tax liabilities	741,756	633,409
Dividends payable	-	35,000,000
Warrants liabilities	330,949	518,748
	$92,496,186	$120,307,847

Total liabilities	$92,496,186	$120,307,847

Capital and reserves
Ordinary shares, $0.0001 par value share, 150,000,000 shares authorized 12,660,314 and 11,061,679 shares issued and outstanding at December 31, 2017 and June 30, 2017 respectively	$1,266	$1,106
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	50,007,410	47,959,263
Statutory reserves	7,180,500	7,180,500
Accumulated losses	(13,725,560)	(35,389,829)
Accumulated other comprehensive income	(1,081,854)	(4,139,390)
Total equity	$42,381,762	$15,611,650

Total liabilities and equity	$134,877,948	$135,919,497

See notes to consolidated financial statements

F-2

DELTA TECHNOLOGY HOLDINGS LIMITED

CONDENSED Consolidated Statements of Operations and Comprehensive LOSS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

	Six Months Ended December 31,
	2017	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$25,407,996	$30,216,911	$30,747,959
Cost of sales	(23,608,401)	(28,582,737)	(26,000,180)
Gross profit	1,799,595	1,634,174	4,747,779

Operating expenses:
Selling expenses	(1,227,234)	(465,463)	(885,804)
General and administrative expenses	(2,050,922)	(5,459,470)	(2,332,017)
Allowance for doubtful accounts and obsolescence stock	(11,115,060)	-	-
	(14,393,216)	(5,924,933)	(3,217,821)
Other (expenses) income:
Interest expenses	(983,659)	(1,684,596)	(2,027,843)
Interest income	2,447	295	375,634
Change in fair value of warrants	187,799	707,103	7,198,191
Other (loss) gains - net	51,303	414,206	21,688
	(742,110)	(562,992)	5,567,670

(Loss) Income before income taxes	(13,335,731)	(4,853,751)	7,097,628
Income taxes	-	104,526	225,319
Net (loss) income	$(13,335,731)	$(4,749,225)	$7,322,947

Other comprehensive (loss) income
Foreign currency translation adjustments	3,057,536	(3,298,862)	(9,931,290)
	3,057,536	(3,298,862)	(9,931,290)

Comprehensive loss	$(10,278,195)	$(8,048,087)	$(2,608,343)

(Loss) earnings per share attributable to Equity holders of the Company
- Basic	$(1.25)	$(0.49)	$0.79
- Diluted	$(1.25)	$(0.49)	$0.79

Weighted average shares used in calculating
(Loss) earnings per ordinary share
- Basic	10,663,556	9,618,852	9,323,108
- Diluted	10,663,556	9,618,852	9,323,108

See notes to consolidated financial statements

F-3

DELTA TECHNOLOGY HOLDINGS LIMITED

CONDENSED Consolidated Statements of Shareholders’ Equity

FOR THE six months ended December 31, 2017, and year ended June 30, 2017

					Retained	Accumulated
			Additional		earnings	other
	Share capital		paid-in	Statutory	(accumulated	comprehensive
	Ordinary share	Amount	capital	reserves	losses)	Loss	Total
Balance as of July 1, 2016	9,618,852	962	45,540,719	7,180,500	(6,962,585)	(2,257,504)	43,502,092
Issuance shares for professional service	1,442,827	144	2,418,544	-	-	-	2,418,688
Net loss for the year	-	-	-	-	(28,427,244)	-	(28,427,244)
Foreign currency translation adjustment	-	-	-	-	-	(1,881,886)	(1,881,886)

Balance as of June 30, 2017	11,061,679	1,106	47,959,263	7,180,500	(35,389,829)	(4,139,390)	15,611,650

Balance as of July 1, 2017	11,061,679	1,106	47,959,263	7,180,500	(35,389,829)	(4,139,390)	15,611,650
Issuance shares for professional service	800,000	80	871,920	-	-	-	872,000
Issuance shares for placement	1,798,635	180	1,176,127	-	-	-	1,176,307
Cancellation for escrow shares	(1,000,000)	(100)	100	-	-	-	-
Cancellation for dividend payable	-	-	-	-	35,000,000	-	35,000,000
Net loss for the period	-	-	-	-	(13,335,731)	-	(13,335,731)
Foreign currency translation adjustment	-	-	-	-	-	3,057,536	3,057,536

Balance as of December 31, 2017	12,660,314	1,266	50,007,410	7,180,500	(13,725,560)	(1,081,854)	42,381,762

F-4

DELTA TECHNOLOGY HOLDINGS LIMITED

CONDENSED Consolidated Statements of Cash Flows

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

	Six Months Ended December 31,
	2017	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(13,335,731)	$(4,749,225)	$7,322,947
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Change in fair value of warrants	(187,799)	(707,103)	(7,198,191)
Share based compensation expenses	872,000	-	-
Depreciation of property and equipment	2,596,764	1,889,462	3,399,115
Amortization of land use rights	24,701	24,667	33,971
(Gain) loss on disposals of property, plant and equipment	(16,418)	(426,922)	4,105
Loss on disposals of land use rights	-	-	5,589
Deferred income taxes	-	(104,526)	(780,484)
Allowance for doubtful accounts	11,115,060	4,000,000	1,232,348

Changes in assets and liabilities, net of effects of acquisitions and disposals:
Trade and other receivables	(3,027,712)	(12,373,547)	8,292,162
Inventories	363,773	(342,783)	(1,832,169)
Trade and other payables	2,861,273	13,868,717	(35,788,033)
Advances from customers	(1,018,765)	(1,814,744)	(4,325,243)
Income tax payables	-	-	(728,950)
Net cash provided by (used in) operating activities	247,146	(736,004)	(30,362,833)

Cash flows from investing activities:
Acquisitions of property, plant and equipment and construction in progress	(1,267,000)	(296,305)	(2,496,996)
Proceeds on the disposals of property and equipment	247,084	923,753	-
Proceeds on the disposal of land use rights	-	-	479,022
Net cash provided by (used in) investing activities	(1,019,916)	627,448	(2,017,974)

Cash flows from financing activities:
Cash received from capital contribution	1,176,307	-	-
Proceeds from bank borrowings	27,669,055	19,708,428	63,393,347
Repayment of bank borrowings	(27,921,095)	(20,011,569)	(55,392,904)
Change in restricted cash	13,549	87,749	25,599,849
Net cash provided by (used in) financing activities	937,816	(215,392)	33,600,292

Effect of exchange rate changes on cash	10,256	332,484	(869,206)

Increase in cash and cash equivalents	175,302	8,536	350,279

Cash and cash equivalents at beginning of period	44,284	63,149	217,612
Cash and cash equivalents at end of period	$219,586	$71,685	$567,891

Supplemental disclosures of cash flow information:

Interest paid	$983,659	$1,684,596	$2,027,843
Tax paid	$-	$-	$555,166

Major non-cash transactions:
Issuance shares for professional service	$872,000	$-	$-

See notes to consolidated financial statements

F-5

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Unaudited CONDENSED Consolidated Financial Statements

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 1 - Organization and Business Operations

Delta Technology Holdings Limited (formerly known as CIS Acquisition Limited, the “Company,” or “Delta Technology,” or “we”) was formed on November 28, 2011, under the laws of the British Virgin Islands. We were formed to acquire, through a merger, stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more operating businesses. Although we were not limited to a particular geographic region or industry, we intended to focus on operating businesses with primary operations in Russia and Eastern Europe. We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act.

On December 21, 2012, our IPO of 4,000,000 units was consummated at a public offering price of $10.00 per unit, generating gross proceeds of $40,000,000. Each unit consists of one callable Class A Share, par value $0.0001 per share, and one redeemable warrant. Each redeemable warrant included in the units entitles the holder to purchase one ordinary share at a price of $10.00. Immediately prior to the consummation of the IPO, we completed a private placement of 4,500,000 warrants at a price of $0.75 per warrant, for an aggregate purchase price of $3,375,000, to our founding shareholders and their designees. We sold to the underwriters of the IPO, as additional compensation, an aggregate of 136,000 Class A Shares for $2,720. A total of $41,600,000, which included a portion of the $3,375,000 of proceeds from the private placement of warrants to the founding shareholders and their designees, was placed in trust (the “Trust Account”) pending the completion of our initial acquisition transaction. On March 18, 2012, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately.

On September 16, 2014, a Stock Purchase Agreement (the “Purchase Agreement”) was entered into by and among Delta Technology, Elite Ride Limited, a British Virgin Islands corporation (“Elite”), Delta Advanced Materials Limited, a Hong Kong corporation (“Delta”) and the shareholders of Elite (the “Elite Shareholders”). Upon closing of the Purchase Agreement on September 19, 2014, Delta Technology acquired all of the shares of Elite from Elite Shareholders in exchange for the issuance to Elite Shareholders an aggregate of 6,060,000 ordinary shares, of which 4,560,000 shares were issued at closing and 1,500,000 shares (“Earnout Payment Shares”) are held in escrow and will be released upon meeting of certain performance targets as specified in the Purchase Agreement (the “Acquisition”).

F-6

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 1 - Organization and Business Operations (Continued)

The Earnout Payment Shares, if any, will be issued as follows: (a) 500,000 shares shall be issued if the Company achieves Adjusted Net Income (as defined in the stock purchase agreement) of at least $8 million for the period starting July 1, 2014 and ending June 30, 2015; (b) 500,000 shares shall be issued if the Company achieves Adjusted Net Income of at least $9.2 million for the period starting July 1, 2015 and ending December 31, 2016; (c) 500,000 shares shall be issued if the Company achieves Adjusted Net Income of at least $10.6 million for the period starting July 1, 2016 and ending June 30, 2017 (collectively, the “Net Income Targets”). Further, during the thirteen (13) months post-closing, all material acquisitions made by the Company must be accretive to Company earnings. The Net Income Targets are to be met on an all-or-nothing basis, and there shall be no partial awards.

As a result of the consummation of the Acquisition, Elite is now our wholly subsidiary. Elite was incorporated under British Virgin Islands law on September 13, 2014 solely in contemplation of the Acquisition. It is currently the holding company of all the shares of Delta Advanced Materials Limited, a Hong Kong corporation (“Delta”), which, in turn, holds all the equity interests in four operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), Jiangsu Zhengxin New Material Research and Development Co., Ltd (“Jiangsu Zhengxin”), Jiangsu Delta Logistics Co., Ltd (“Jiangsu Logistics”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”).

The Acquisition was accounted for as a reverse acquisition in accordance with US GAAP. Under this method of accounting, Delta Technology was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Elite comprising the ongoing operations of the combined entity, Elite senior management comprising the senior management of the combined company, and the former holders of Elite having a controlling interest in terms of the voting power of the combined entity. In accordance with guidance applicable to these circumstances, the Acquisition was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Acquisition was treated as the equivalent of Elite issuing stock for the net assets of Delta Technology, accompanied by a recapitalization. The net assets of Delta Technology will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Acquisition will be those of Elite.

Delta (formerly known as China Deltachem Holdings Limited) was incorporated in Hong Kong on June 17, 2010. The address of its registered office is Suite D, 19th Floor, Ritz Plaza, 122 Austin Road, Hong Kong. The reporting currency of Delta is the United States Dollar (“$”)..The principal activity of Delta is investment holding and currently operates two wholly-owned subsidiaries in the People’s Republic of China (“PRC”): Jiangsu Delta and Binhai Deda. Jiangsu Delta is the principal operating subsidiary of the Company and is engaged in the production of fine specialty chemicals.

F-7

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 1 - Organization and Business Operations (Continued)

On June 15, 2007, Jiangsu Delta was established by S&S International Investment Holding (HK) Limited (“S&S International”), a Hong Kong based investment holding company, as a wholly foreign-owned enterprise (with an initial registered capital of $42 million, which was later reduced to $ 28.8 million) located in Zhenjiang City, Jiangsu Province, the PRC.

Pursuant to a share transfer agreement entered into on April 13, 2008, Mr. Xin Chao acquired the entire equity interest in Jiangsu Delta from S&S International through Zhengxin International Investment Limited, a Hong Kong corporation (“Zhengxin International”) and became the controller of Jiangsu Delta since then. On May 21, 2008, the acquisition of Jiangsu Delta by Zhengxin International was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Alteration of Equities in and Amendment of the Articles of Association of Jiangsu Yantze River Delta Fine Chemical Co, Ltd.” issued by the same authority.

As part of corporate restructuring, Delta acquired Jiangsu Delta for a consideration of $28.8 million pursuant to a sale and purchase agreement dated May 20, 2010. Delta, formerly known as China Deltachem Holdings Limited, as a pure investment holding vehicle controlled by Mr. Chao had an initial issued and paid-up share capital of HK$10,000 comprising 10,000 shares of HK$1.00 each. The said shares were issued at a total subscription price of HK$68,640,000 (equivalent to $8,800,000) with a premium of HK$6,863 per share.

On August 30, 2010, the acquisition of Jiangsu Delta by Delta was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Share Transfer of and Amendment of the Articles of Association of Jiangsu Chang San Jiao Chemical Co., Ltd.” issued by the same authority.

On May 26, 2011, Delta carried out a bonus share issue, whereby an additional 39,990,000 ordinary shares of Delta were allotted and issued as bonus shares at a price of HK$1.00 each to all the then shareholders of Delta at the ratio in proportion to their existing shareholding percentage,and credited as fully paid up on a capitalization of the reserve of HK$39,990,000 from the capital reserve of Delta. Subsequent to the bonus issue, Delta’s total issued and paid-up share capital increases to HK$40 million, comprising 40 million shares of HK$1.00 each.

F-8

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 1 - Organization and Business Operations (Continued)

Delta entered into a series of Securities Purchase Agreements dated January 31, 2011, May 16, 2011 and June 30, 2011, respectively, with the funds managed by Korea Investment Partners Co. Ltd. And Kleiner, Perkins, Caufield & Byers (the “Bondholders”), pursuant to which it issued convertible bonds (“Convertible Bonds”) for an aggregate principal amount of US$18 million. The Convertible Bonds have an interest rate of 6.00% per annum and a guaranteed interest rate at maturity of 15.00%. The principal and interests accrued on such Convertible Notes are convertible in whole or in part into the ordinary shares in Delta, on such terms and subject to the conditions of the Securities Purchase Agreements.

On March 28, 2015, Zhenjiang Xinshun Chemical Trading Company Ltd and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin R&D was sold to Zhenjiang Xinshun at a consideration of $10,518,189 (RMB64.555 million). Delta had recorded a gain on disposal of $1,178,093 for the year ended June 30, 2015.

On January 8, 2016, Mr. Yang Yi and Jiangsu Logistics entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Logistics was sold to Mr. Yang Yi at a consideration of approximately $1,505,140 (RMB10 million). Delta had recorded a gain on disposal of $435,488 for the year ended June 30, 2016.

On July 6, 2017, the 1,000,000 Earnout Payment Shares which held at Escrow has been cancelled due to the Company achieves Adjusted Net Income for full year ended June 30, 2016 and 2017 were lower than the Net Income Targets.

On November 21, 2017, Delta entered in to a securities purchase agreement (“SPA”) with certain accredited investors in connection with a private placement offering of 1,798,635 ordinary shares, par value $0.0001 per shares for gross proceeds of $1,176,307. In connection with the purchase of shares, the Purchasers has received warrant to purchase an aggregate of 359,727 ordinary shares pursuant to the SPA.

On November 21, 2017, the Company, Xin Chao, the CEO of the Company, Master Kingdom Holdings Limited (“Master”), a company duly organized under the laws of British Virgin Islands and controlled by Mr. Chao, KPCB China Fund LP (“KPCB China”), a partnership duly organized under the laws of Cayman Islands and KPCB China Founders Fund LP (“KPCB China Founders”), a partnership duly organized under the laws of Cayman Islands (together with Master, KPCB China, the “Sellers”), and certain purchasers as set forth on the signature page thereof (the “Purchasers”) entered into a share purchase agreement (the “Purchase Agreement”), pursuant to which Purchasers purchased from the Sellers a total of 3,858,125 ordinary shares of the Company (“Shares”). In full consideration for the Shares, the Purchasers paid the Sellers $2,250,000 of cash and forgave certain debt in the aggregate amount of $1,938,530 pursuant to certain promissory note issued by Master in favor of the Purchases by delivering a general release in favor of Master. The transaction contemplated by the Purchase Agreement closed on the same day.

Master and Mr. Chao, agreed to continue to manage daily operations of the Company’s subsidiaries and assume all obligations and liabilities in connection the operations of the Company’s subsidiaries post-closing. The Sellers agreed to certain other post-closing covenants in relation to operating the Company’s business in its ordinary course, including but not limited to, providing monthly financial reports to the Purchasers, paying taxes and debt obligations on a timely basis and refraining from consummating mergers, acquisitions or sales of assets.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  The consolidated financial statements include the financial statements of the Company, and its wholly-owned subsidiaries.  All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

F-9

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Segment Reporting

The Company operates in one business and geographical segment of manufacturing and sales of organic compounds in the PRC.  ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Given the economic characteristics of the similar nature of the products sold, the type of customer and the method of distribution, the Company operates as one reportable segment as defined by ASC 280, Segment Reporting.

 Foreign Currency Translation

The Company’s financial statements are presented in the U.S. dollar ($), which is the Company’s reporting currency and functional currency. The Company’s subsidiaries in the PRC use Renminbi (“RMB”) as their functional currencies. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

In accordance with ASC 830, Foreign Currency Matters, the Company translated the assets and liabilities into U.S.dollar using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period.  Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive income.

F-10

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenue principally represents organic compound sale revenue. Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities and is recorded net of value added tax (“VAT”). Consistent with the criteria of ASC 605 “Revenue Recognition” (“ASC 605”), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue from the sale of goods is recognized upon delivery when the significant risks and rewards of ownership of goods have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased and the coasts incurred or to be incurred in respect of the transaction can be measured reliably.

Interest income is recognized on a time-proportion basis using the effective interest method.

Borrowing Costs

Borrowing costs are recognised in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalised by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the six months ended December 31, 2017, 2016 and 2015 were capitalized at a rate of 4.58%, 4.9% and 8.11%, respectively.

F-11

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Leases

The Company accounts for its leases under the provisions of ASC 840, Leases. Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments and it reduces the deferred rent liability when the actual lease payments exceeds the amount of straight-line rent expense. Rent holidays and tenant improvement allowances for store remodels are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured of being exercised.

Restricted Cash

Restricted cash are cash deposited in fixed deposit accounts maintained in the PRC and Hong Kong for the purpose of securing bank borrowings.

Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the monthly average cost method, except for materials-in-transit. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) but excludes costs of idle plant and abnormal waste. Net realizable value is the estimated selling price in the ordinary course of business, less the applicable variable selling expenses.

F-12

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost of an item of property, plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating the manner intended by management. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Buildings	10 or 20 years
Machinery	10 or 20 years
Vehicles	4 years
Plant and equipment	3 to 5 years
Software	5 years

Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss.

Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

Land Use Rights

According to the laws of the PRC, the government owns all the land in the PRC.  Companies or individuals are authorized to possess and use the land only through the land use rights granted by the government. The land use rights represent cost of the rights to use the land in respect of properties located in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 to 52 years.

F-13

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Long-lived Assets

The Company reviews long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets are reviewed for recoverability at the lowest level in which there are identifiable cash flows, usually at the store level. The carrying amount of a long-lived asset is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. If the asset is determined not to be recoverable, then it is considered to be impaired and the impairment to be recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset, determined using discounted cash flow valuation techniques, as defined in ASC 360, Property, Plant, and Equipment.

The Company determined the sum of the undiscounted cash flows expected to result from the use of the asset by projecting future revenue and operating expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions.

The Company’s evaluation resulted in no long-lived asset impairment charges during the six months ended December 31, 2017, 2016 and 2015.

F-14

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Goodwill

The Company allocates goodwill to reporting units based on the reporting unit expected to benefit from the business combination. The Company evaluates their reporting units on an annual basis and, if necessary, reassigns goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The Company first assesses qualitative factors to determine whether it is more likely than not that goodwill is impaired. If the more likely than not threshold is met, we perform a quantitative impairment test. The Company’s evaluation resulted in goodwill impairment charges of nil, nil and nil respectively during the six months ended December 31, 2017, 2016 and 2015.

Accrual and Disclosure of Loss Contingencies

We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable, and whether it can be reasonably estimated. We analyze, if any, our litigation and regulatory matters based on available information to assess the potential liabilities. Our assessment is developed based on an analysis of possible outcomes under various strategies. We accrue for loss contingencies when such amounts are probable and reasonably estimable. If a contingent liability is only reasonably possible, we will disclose the potential range of the loss, if estimable. We record losses related to contingencies in cost of operations or selling, general and administrative expenses, depending on the nature of the underlying transaction leading to the loss contingency.

F-15

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Convertible bonds

Convertible bonds are presented as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities. On issuance of convertible foreign currency bonds, the proceeds from convertible bonds issued are allocated to the liability component presented on the balance sheet. The liability component including the conversion option is recognised initially at its fair value, determined using the Binomial Valuation Model. It is subsequently carried at its fair value with fair value changes recognised in profit or loss. When the conversion option is exercised, the carrying amount of the liability component is derecognised with a corresponding recognition of share capital.

Retirement Benefit Plans

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company accounts the mandated defined contribution plan under the vested benefit obligations approach based on the guidance of ASC 715, Compensation-Retirement Benefits.

F-16

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Retained Earnings - Appropriated

The income of the Company’s PRC subsidiaries is distributable to their shareholder after transfer to reserves as required by relevant PRC laws and regulations and the subsidiary’s Articles of Association.  As stipulated by the relevant laws and regulations in the PRC, these PRC subsidiaries are required to maintain reserves which are non-distributable to shareholders. Appropriations to the reserves are approved by the respective boards of directors.

Reserves include statutory reserves and discretionary reserves.  Statutory reserves can be used to make good previous years’ losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital.  The appropriation to the statutory reserves must not be less than 10% of net profit after taxation.  Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital.

F-17

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company follows ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted ASC 740-10-25, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position.  The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use the Company maintained accounts at banks. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the U.S. Federal depository insurance coverage of $250,000, or other limits of protection if held in financial institutions outside of the U.S., such as Government securities coverage of HK$500,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

F-18

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Share Based Payment

Goods and services received or acquired in an equity-settled share based payment transaction, which do not qualify for recognition as assets, are recognised as expenses with a corresponding increase in equity. The Company measures the goods and services received at fair value of the goods and services received, unless that fair value cannot be estimated reliably.

Comprehensive Income

The Company has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income” (formerly known as SFAS No. 130, “Reporting Comprehensive Income”), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments of the Company.

F-19

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

·	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company holds. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
·	Level 2 – Valuation based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly.
·	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company adopted ASC 820, Fair Value Measurements and Disclosures, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company has also adopted ASC 820, on January 1, 2009 for non-financial assets and non-financial liabilities, as these items are not recognized at fair value on a recurring basis. The adoption of ASC 820 for all financial assets and liabilities and non-financial assets and non-financial liabilities did not have any impact on the Company’s consolidated financial statements.

F-20

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (continued)

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable and accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable and accrued expenses approximate their fair value due to the short term maturities of these instruments. See footnote 17 regarding the fair value of the Company’s warrants, which are classified as Level 3 liabilities in the fair value hierarchy.

The fair values of the convertible bonds are determined using Binomial Valuation Model.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450 Subtopic 20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Recently Issued Accounting Guidance

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

F-21

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 3: Going concern

As shown in the accompanying unaudited condensed consolidated financial statements, the Company has generated a net loss of $13,335,731 and an accumulated deficit of $13,725,560 as of December 31, 2017. The Company also experienced insufficient cash flows from operations and will be required continuous financial support from the shareholders. The Company will need to raise capital to fund its operations until it is able to generate sufficient revenue to support the future development. Moreover, the Company may be continuously raising capital through the sale of debt and equity securities.

The Company’s ability to achieve these objectives cannot be determined at this stage. If the Company is unsuccessful in its endeavors, it may be forced to cease operations. These consolidated financial statements do not include any adjustments that might result from this uncertainty which may include adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

These factors have raised substantial doubt about the Company’s ability to continue as a going concern. There can be no assurances that the Company will be able to obtain adequate financing or achieve profitability. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 - Concentration of Credit Risk

The Company maintains cash in bank deposit accounts in PRC and Hong Kong. The Company performs ongoing evaluations of this institution to limit its concentration risk exposure.

F-22

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 4 - Concentration of Credit Risk (Continued)

The Company sells organic compound principally in the PRC. Because of this, the Company is subject to regional risks, such as the economy, regional financial conditions and unemployment, weather conditions, power outages, and other natural disasters specific to the region in which the Company operates.

Details of major customers accounting for 10% or more of the Company’s sales or trade receivables are as follows:

	Sales		Trade receivables
	December 31, 2017	June 30, 2017	December 31, 2017	June 30, 2017
Customer A	6.25%	11.22%	11.27%	6.46%
Customer B	0%	4.13%	34.87%	11.61%
Customer C	0%	15.21%	0%	0%
Customer D	4.1%	5.83%	42.67%	29.52%
Customer E	13.2%	0%	6.2%	0%

Details of suppliers accounting for 10% or more of the Company’s purchases or trade payables are as follows:

	Purchases		Trade payables
	December 31, 2017	June 30, 2017	December 31, 2017	June 30, 2017
Supplier A	0%	33.77%	44.93%	0%
Supplier B	12.98%	37.93%	0%	10.35%
Supplier C	0%	0%	36.7%	53.03%
Supplier D	0%	21.09%	0%	0%

F-23

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 5 - Trade and Other Receivables

	December 31, 2017	June 30, 2017
	(Unaudited)	(Audited)
Trade receivables	45,624,833	48,106,207
Bad debt provision	(39,375,485)	(27,112,258)
Trade receivables – net	6,249,348	20,993,949
Notes receivable	625,763	616,710
Other receivables	58,099,931	55,684,639
Prepayment and deposits	13,287,668	4,032,693

	78,262,710	81,327,991

	December 31, 2017	June 30, 2017
	(Unaudited)	(Audited)
Within 3 months	7,217,042	8,235,786
From 3 to 6 months	3,545,237	2,852,716
Past due over 6 months	67,500,431	70,239,489

	78,262,710	81,327,991

F-24

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 6 - Inventories

	December 31, 2017	June 30, 2017
	(Unaudited)	(Audited)
Finished goods	2,915,498	1,513,895
Raw materials	2,343,764	3,768,842

	5,259,262	5,282,737

The cost of inventories recognized as an expense and included in cost of sales amounts to $19,183,109, $26,296,118 and $17,149,858 for the six months ended December 31, 2017, 2016 and 2015, respectively.

Note 7 - Property, Plant and Equipment

	December 31, 2017	June 30, 2017
	(Unaudited)	(Audited)
Buildings	13,699,913	12,863,535
Machinery	58,997,937	55,256,545
Vehicles	249,245	277,176
Plant and equipment	5,002,926	4,443,682
Software	86,977	81,471
Construction in progress	916,538	926,379
	78,953,536	73,848,788
Less: Accumulated depreciation	(30,827,427)	(27,240,599)

Property, plant and equipment, net	48,126,109	46,608,189

Buildings with net book value of approximately $254,452 and $238,342 were used as collateral of short term bank borrowings as at December 31, 2017 and June 30, 2017.

The depreciation expenses for the six months ended December 31, 2017, 2016 and 2015 were $2,596,764, $1,889,462 and $3,399,115, respectively.

The impairment losses recognized on plant and equipment which were no more use for future production for the six months ended December 31, 2017, 2016 and 2015 were nil, nil and nil, respectively.

F-25

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 8 - Land Use Rights

	December 31, 2017	June 30, 2017
	(Unaudited)	(Audited)
Land use rights	$2,587,040	$2,497,728
Less: Accumulated amortization	(442,952)	(465,181)

Land use rights - net	$2,144,088	$2,032,547

Land use rights with net book value of approximately $1,682,602 and $1,595,295, respectively were used as collateral of short term bank borrowings as at December 31, 2017, and June 30, 2017.

The amortization expenses for the six months ended December 31, 2017, 2016 and 2015 were $24,701, $24,667 and $33,971, respectively.

Twelve months ending December 31,
2018	$49,401
2019	49,401
2020	49,401
2021	49,401
2022	49,401
Thereafter	1,897,083

Total	$2,144,088

F-26

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 9 - Trade and Other Payables

	December 31, 2017	June 30, 2017
	(Unaudited)	(Audited)
Trade payables	13,915,317	10,203,538
Accruals	320,809	271,535
Other tax payables	1,269,422	1,336,007
Other payables	1,422,270	1,320,136
	16,927,818	13,131,216

Note 10 - Bank Borrowings

Borrowings primarily consist of loans denominated in Renminbi, and U.S. dollars. Bank borrowings are secured over certain buildings and certain land use rights. The bank borrowings are guaranteed by a number of unrelated parties, and Mr. Chao Xin, our Chief Executive Officer, Chairman and a shareholder of the Company.

The Bank borrowings as of December 31, 2017 and June 30, 2017 were $70,639,407 and $66,414,123, respectively.

Note 11 - Dividends Payable

On September 13, 2014, the directors of Delta approved a resolution for a cash dividends distribution of $35,000,000. According to the resolution, the dividends are to be distributed to the Shareholders, Mr. Yan Hong, Mr. Shen Lei and Mr. Chao Xin in accordance with their respective percentage shareholdings in Delta, as to $392,000 to Mr. Yan Hong; as to $392,000 to Mr. Shen Lei; and as to $34,216,000 to Mr. Chao Xin.

As at December 31, 2016, the dividends were not paid. The directors of Delta are reviewing the cash position of the Company periodically to decide when to pay for the dividend.

On July, 20, 2017 the Company has received a Deed Poll and Undertaking from each of Yan Hong, Shen Li and Chao Xin all dated July 20, 2017 confirming that they have waived all their rights and entitlements in connection with the Dividend and they have undertaken not to take any action against the Company in connection therewith. In the circumstances, the Dividend will no longer be payable by the Company.

F-27

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 12 - Income Taxes

The income tax provision for the six months ended December 31, 2017, 2016 and 2015 consisted of the following:

	2017	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax expense	$-	$-	$574,438
Deferred taxation	-	(104,526)	(799,757)

	$-	$(104,526)	$(255,319)

The difference between the income tax expenses and the expected income tax computed at statutory Enterprise Income Tax rate (“EIT”) of the PRC was as follows:

	2017	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Income (loss) before income taxes	(13,335,731)	(4,853,751)	7,097,628

Income tax computed at statutory EIT rate (25%)	(3,333,933)	(1,213,438)	1,774,407

Effect of different tax rates available to different jurisdictions		-	(19)

Non-deductible expenses	2,778,765	33,559	-

Change in valuation allowance and others	555,168	1,075,353	(1,999,707)

	-	(104,526)	(225,319)

Deferred income taxes are recognised for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carryforwards. Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the following approximate deferred tax assets and liabilities as of December 31, 2017 and June 30, 2017 are presented below:

F-28

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 12 - Income Taxes (Continued)

	December 31, 2017	June 30, 2017
	(unaudited)	(Audited)
Deferred tax assets (liabilities)
Current portion:
Tax loss carryforward	207,868	207,868
Receivables provision	658,325	402,605
Corporation Income Tax in accordance with the PRC State Administration of Taxation	(741,756)	(633,409)

Net deferred tax assets (liabilities)	124,437	(22,936)

Note 13 – Earnings (Loss) Per Share

The Company calculates earnings (loss) per share in accordance with ASC 260, Earnings Per Share, which requires a dual presentation of basic and diluted earnings (loss) per share. Basic earnings (loss) per share are computed using the weighted average number of shares outstanding during the fiscal year. Potentially dilutive common shares consist of convertible bonds (using the if-converted method) and exercisable warrants. The following table sets forth the computation of basic and diluted net income (loss) per common share (unaudited):

F-29

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 13 – Earnings (Loss) Per Share (Continued)

	For the six months ended December 31,
	2017	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net income (loss) attributable to ordinary shareholders for computing net (loss) income per ordinary share – basic and diluted (1)	$(13,335,731)	$(4,749,225)	$7,322,947

Denominator:
Weighted average number of shares used in calculating net income per ordinary share – basic and diluted	10,663,556	9,618,852	9,323,108

Net (loss) income per ordinary share – basic	$(1.25)	$(0.49)	$0.79

Net (loss) income per ordinary share – diluted	$(1.25)	$(0.49)	$0.79

(1)	The 359,727 warrants were not included in the computation of diluted earnings per share as their effects would have been anti-dilutive since the average share price for the six months ended December 31, 2017 was lower than the warrants exercise price. The loss on valuation of warrants for the six months ended December 31, 2017, 2016 and 2015 were $187,799, $707,103 and $7,198,191, respectively.

Note 14 – Operating Lease

The Company did not have any operating lease as of December 31, 2017, and June 30, 2017 and for the six months ended December 31, 2017, 2016 and 2015.

F-30

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 15 –Related Party Transactions

In addition to the information disclosed elsewhere in the financial statements, the following transaction took place between the Company and related parties at terms agreed between the parties:

Guarantees in favour of the Company’s bank borrowings were received from Mr. Chao Xin, our Chief Executive Officer, Chairman and a shareholder for six months ended December 31, 2017.

Note 16 – Disposal of wholly owned subsidiary

On January 6, 2016, Mr. Yang Yi and Jiangsu Logistics entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Logistics was sold to Mr. Yang Yi at a consideration of approximately $1,505,140 (RMB10 million). Delta had recorded a gain on disposal of $435,488 for the year ended June 30, 2016.

The disposal was completed on March 20, 2016.

Assets and liabilities at the date of disposal:
Cash and cash equivalents	$779
Trade and other receivables	1,019,345
Property, plant and equipment	156,722
Trade and other payable	(88,917)
Tax payables	(18,277)
Net Assets	$(1,069,652)

Consideration received	$1,505,140

Gain on disposal	$435,488

On March 28, 2015, Zhenjiang Xinshun Chemical Trading Company Ltd and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin R&D was sold to Zhenjiang Xinshun at a consideration of $10,518,189 (RMB64.555 million).

F-31

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 16 – Disposal of wholly owned subsidiary (Continued)

The disposal was completed on March 12, 2015

Assets and liabilities at the date of disposal:
Cash and cash equivalents	$4,154
Trade and other receivables	1,012,013
Property, plant and equipment	9,297,970
Land use right	2,850,240
Trade and other payables	(13,879,652)
Net Liabilities	$(715,275)

Consideration received	$10,518,189
Less: Amount required repaying to Danyang Beijiate	(10,055,371)

Gain on disposal	$1,178,093

Note 17 - Warrants

On December 21, 2012, the company issued 4,000,000 public warrants to the shareholder in connection with the Public Offering. Each class A share will be entitled to one public warrant. Each public warrant entitles the holders to purchase from the Company one ordinary shares at an exercise price of $10.00 commencing on the later of (a) December 18, 2013 and (b) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares and will expire on the earlier of December 18, 2017 and the date of the Company’s dissolution and liquidation of the Trust Account, unless such public warrant are earlier redeemed.

F-32

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 17 – Warrants (Continued)

The public warrants may be redeemed by the Company at a price of $0.01 per public warrant in whole but not in part upon 30 days prior written notice after the public warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. In the event that there is no effective registration statement or prospectus covering the ordinary shares issuable upon exercise of the public warrants, holders of the public warrants may elect to exercise them on a cashless basis by paying the exercise price by surrendering their public warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the redeemable warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” by (y) the fair market value. The “fair market value” means the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the public warrants notice is sent to the warrant agent. The Company would receive additional proceeds to the extent the redeemable warrants are exercised on a cashless basis.

In connection with the Private Placement, on December 21, 2012, the founders (CIS Acquisition Holding Co Ltd) and certain of their designees purchased 4,500,000 warrants (the “Placement Warrants”) at a price of $0.75 per warrants for an aggregate purchase price of $3,375,000. The Placement warrants are identical to the public warrants, except that the Placement warrants are (i) subject to certain transfer restrictions described below, (ii) cannot be redeemed by the Company, and (iii) may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares after consummation of an Acquisition Transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the Placement warrants, so long as such warrants are held by the founders or their designees, or their affiliates. Notwithstanding the foregoing, if the Placement warrants are held by the holders other than the founders or their permitted transferees, the Placement warrants will only be exercisable by the holders on the same basis as the public warrants included in the units being sold in the Public offering. As at December 18, 2017, all the Public warrants were expired.

On November 21, 2017, the company issued 359,727 warrants to the shareholder in connection with a private placement offering of 1,798,635 ordinary shares. The warrant has an exercise price of $1.31 per share and is exercisable for five years from the date of issuance.

As at December 31, 2017, there were 359,727 warrants outstanding. The fair value of the warrants is $330,949.

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DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED December 31, 2017, 2016 and 2015

Note 18 - Commitments

There is no commitments as at December 31, 2017.

Note 19 – Legal Proceeding

There had been no legal proceedings in which the Company is a party as at December 31, 2017.

Note 20 - Subsequent Event

There were no events or transactions other than those disclosed in this report, if any, that would require recognition or disclosure in our unaudited condensed consolidated financial statements for the six months ended December 31, 2017.

F-34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2018	Delta Technology Holdings Limited

	By:	/s/ Yi Long
Name: Yi Long
Title: Chief Executive Officer